Exhibit 99.2

Letter to the Board of Directors, dated as of December 9, 2016

December 9, 2016

Ralph F. Palleschi
Gerard C. Keegan
Monte N. Redman
John R. Chrin
John J. Corrado
Robert S. Giambrone
Brian M. Leeney
Patricia M. Nazemetz

Astoria Financial Corporation
c/o Michele M. Weber, Senior Vice President and Secretary
One Astoria Bank Plaza
Lake Success, New York 11042

Dear Members of the Board of Directors:

We are stockholders of Astoria Financial Corporation (“Astoria” or “AF”) and write in connection with the pending merger with New York Community Bancorp, Inc. (“NYCB”).

Market conditions and the regulatory landscape have significantly changed since the merger agreement with NYCB was executed.  Since announcement of the transaction, Astoria’s stock price has dropped by about 1%, while the S&P Regional Banks Index has risen by approximately 29% over the same period. The original $19.66 per share price received by AF from NYCB (1.50x tangible book) is now worth only $17.54 per share (1.27x tangible book) – a decline of 10.78%. Aside from two banks in Puerto Rico and Citigroup, there are no banks in the United States (with market capitalizations over $1 billion) trading at such a low valuation. In the current environment, AF is worth significantly more than the original $19.66 price on a standalone basis and certainly in a sale.  Also, it is unclear when, if ever, NYCB will obtain the necessary regulatory approvals to close this deal.

In our view, the fiduciary obligations of the Astoria board require that Astoria terminate the pending merger with NYCB as soon as the merger agreement permits.  Only then can the Astoria board consider the best course for Astoria stockholders. This might entail staying independent for a period of time before seeking a new merger partner. Our analysis indicates that Astoria could sell for a price of $22-25 in the current market (1.50x-1.80x tangible book); at the low end of the range this is a 25% premium to NYCB’s deal at current prices – at the high end it is a 43% premium.

We hope the Astoria board will comply with its fiduciary duties and engage in a course of conduct that maximizes stockholder value.

Sincerely,

Matthew Lindenbaum, Managing Member
Basswood Capital Management, L.L.C.